Exhibit 99.1

A2Z Smart Technologies Announces Closing of Previously Announced Private Placement for Aggregate Gross Proceeds of US$4 million (CAD$5.5 million)

TEL AVIV, ISRAEL. November 28, 2022 - A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ: AZ), today announced (further to its press release of November 2, 2022) that it has closed the previously announced private placements (the “Offering”). The Offering resulted in the issuance of an aggregate of 2,978,337 units (the “Units”) at a price of CAD$1.86 per Unit, for gross proceeds of US$4 million (CAD$5.5 million). Each Unit is comprised of one common share of the Company (each a “Unit Share”) and one half of a common share purchase warrant (the “Warrant”). The Unit Shares are restricted until March 9, 2023. Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a “Warrant Share”), upon payment to the Company of CAD$2.04 per Warrant Share and shall expire on.

Additionally, the Company advises that Bentsur Joseph, the CEO of the Company, participated in the Offering in an amount of US$750,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

A finder’s fee of CAD$349,320 was paid in cash and 237,200 Warrants were issued in connection with the Offering.

The Company will use the proceeds of the Offering to further develop smart cart technology, continued market penetration and ancillary payments and for general administrative and operating expenses.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate’s SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z’s products is to save time, save money and save lives.

For additional information, please visit: https://a2zas.com

Twitter:	@a2z_advanced
Instagram:	a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com

SOURCE: A2Z Smart Technologies Corp.